PEAKSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	31,864
Prepaid expenses and deposits		7,750
Total Assets	$	39,614
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$	11,570
Total Liabilities		11,570
MEMBERS' EQUITY		28,044
Total Liabilities and Members' Equity	$	39,614

See Accompanying Notes